22003715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-33475

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rodgers Brothers Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

223 Mercer St
(No. and Street)

Harmony (City) PA (State) 16037 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Rodgers (Name) 724-473-4003 (Area Code – Telephone Number) mrodgers@rodgersbrothers.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lally & Co., LLC
(Name – if individual, state last, first, and middle name)

5700 Corporate Drive Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 3578 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mark Rodgers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rodgers Brothers Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Joseph C. Dippold, Notary Public
Butler County
My commission expires April 4, 2022
Commission number 1282369
Member, Pennsylvania Association of Notaries

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RODGERS BROTHERS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2021

These Financial Statements and Schedules Should be Deemed
Public Pursuant to Subparagraph (e)(3) of Rule 17a-5

RODGERS BROTHERS, INC.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2021

CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Rodgers Brothers, Inc.
Harmony, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Rodgers Brothers, Inc.** ("Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatements of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lally & Co., LLC

We have served as the Company's auditor since 2009.

Pittsburgh, Pennsylvania
February 25, 2022

RODGERS BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and Cash Equivalents	$ 381,286
Deposit with Clearing Organization	50,000
Receivable From Clearing Organization	3,084
Investment Advisory Fees Receivable	1,048,000
Other Receivables	2,060
Securities Owned - At Fair Value	408,000
Prepaid Asset	9,633
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $ 103,273	114,589
Intangible Assets - At Cost, Less Accumulated Amortization of Approximately $ 16	2,979
Operating Lease Right to Use Asset - At Cost, Less Accumulated Amortization of Approximately $ 153,479	274,319
Total Assets	$ 2,293,950

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 128,236
Operating Lease Liability	274,319
Total Liability	402,555
Stockholders' Equity	
Common Stock - Par Value $.10 Per Share; 10,000 Shares Authorized; 9,800 Shares Issued and 8,859 Outstanding	980
Additional Paid-In Capital	134,673
Retained Earnings	2,812,275
Treasury Stock - At Cost (941 shares)	(1,056,533)
Total Stockholders' Equity	1,891,395
Total Liabilities and Stockholders' Equity	$ 2,293,950

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Rodgers Brothers, Inc. was incorporated in January 1985, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC").

The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services through a d/b/a, Monongahela Capital. The Company conducts the majority of its business from its principal office in Pittsburgh with supporting offices in Chicago, Illinois and Doylestown, Pennsylvania.

The Company is associated with RBC Capital Markets LLC on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the SEC Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of Rodgers Brothers, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

We are not presently aware of any events or circumstances arising from the ongoing outbreak of the Coronoavirus disease that would require the company to update the estimates, judgements, or revise the carrying value of the assets or liabilities. The estimates may change, as new events occur and additional information is obtained. Any such changes will be recognized in the financial statements.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk for the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses also reported on settlement date basis.

Securities are recorded at fair value in accordance with FASB ASC topic on *Fair Value Measurement.*

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and Minnesota (clearing organization).

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

For purposes of reporting cash flows, the Company considers checking accounts and balances maintained at the clearing organization to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits, and highly-liquid investments with financial institutions.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives ranging from five to seven years or, for leasehold improvements, over the remaining life of the lease. Depreciation expense for the year ended December 31, 2021 amounted to $38,697.

Intangible Assets

Intangible assets are recorded at cost. Amortization is provided on a straight-line basis over fifteen years. Amortization expense for the year ended December 31, 2021 amounted to $16.

Leasing

The Company accounts for its leases in accordance with the FASB ASC topic on Leases. The Company is a lessee in several noncancelable operating leases for office space and office equipment. The Company determines if an arrangement is a lease or contains a lease at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right-of-use ("ROU") asset at the commencement date of the lease.

The lease liability is measured based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is measured at the commencement date at the amount of the remaining lease liability. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

See Note 9, "Operating Lease Information", for additional information on the Company's leases.

Revenue Recognition

In 2019, the Company implemented ASC Topic 606, *Revenue from Contracts with Customers.* The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services.

The Company's most significant revenue categories are as follows for the year-ended December 31, 2021.

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are billed in arrears of the quarter and thus fully recognized as revenue at that time as they relate specifically to the services provided in that period.

Brokerage Commissions and Other Fees – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date and fees are collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes

The Company is subject to various federal, state, and local income taxes. The Company follows the guidance of the FASB ASC Topic 740 on Income Taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the company's tax return. Management has determined that the company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the company's tax returns will not be challenged by the taxing authorities and that the company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

The Company reports all deferred tax assets and liabilities, and related valuation allowances, as noncurrent in accordance with ASU No. 2015-17 Topic, *Balance Sheet Classification of Deferred Taxes.*

Advertising Costs

Advertising costs are charged to operations when the advertisement takes place. Advertising expense was $16,314 in 2021 and is included in the accompanying statement of operations under the caption "Other Operating Expenses".

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

The Company has reviewed accounting pronouncements issued through its most recently filed annual report, February 28, 2022, and has determined that no accounting pronouncement issued would have a material impact on the Company's financial position, results of operations, or disclosures.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2021 and through February 28, 2022, the date the financial statements were issued.

3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3 - FAIR VALUE (CONTINUED)

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2021.

Equity Securities and Mutual Funds: Valued at quoted market prices or at cost based on limited marketability.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets				
Equity Securities	$272,345	$ -	$ -	$272,345
Mutual Funds	135,655	-	-	135,655
	$408,000	$ -	$ -	$408,000

There were no transfers between Level 1 and Level 2 during the year.

4 - DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing organization at December 31, 2021 consisted approximately of the following:

Deposit With Organization	$ 50,000
Receivable From Clearing Organization	3,084
	$ 53,084

4 - DUE FROM CLEARING BROKER (CONTINUED)

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through RBC Capital Markets LLC. The receivable from clearing organization indicated above represents the net amount due from RBC Capital Markets LLC.

5 - DEFERRED INCOME TAXES

Deferred income taxes are not reflected within the financial statements as there are immaterial differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

6 - DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents revenue by major source during the year:

Revenue from Contracts with Customers

Investment Advisory Fees	$ 3,974,862
Commissions	91,969
Other Fees	9,935
Total Revenue from Contracts with Customers	$ 4,076,766

As of December 31, 2021, the Company has accounts receivable of approximately $1,048,000, all of which is due from investment advisory clients.

7 - BENEFIT PLANS

The Company sponsors a profit sharing plan covering all employees who have obtained the age of 21 and completed at least two years of service as of June 30, 2021. As of July 1, 2021, no new employees will be covered by the plan. The Company did not make any contributions to the profit sharing plan for the year ended December 31, 2021.

Effective July 1, 2021, the Company sponsors a defined contribution plan covering all employees who have obtained the age of 21. There is no minimum service requirement. The Company makes a non-elective contribution to each eligible employee equal to 3% of the employee's salary. Discretionary profit sharing contributions may also be made. The Company contributed $99,642 in total to the defined contribution plan for the year ended December 31, 2021.

8 - RELATED PARTY TRANSACTIONS

The Company operates as the investment manager of a mutual fund. The Company's stockholders are responsible for the day-to-day management of the fund. The Company earns a fee based on the net assets under management. However, the Company has agreed to waive the fees and/or reimburse expenses to a certain extent through September 1, 2022. The Company has recognized $15,994 of net revenue and $2,896 of expenses for managing the fund during 2021.

9 - OPERATING LEASE INFORMATION

The Company leases many of its production and office equipment and its facilities for various terms under long-term operating lease agreements. The leases expire at various dates through 2023 and provide for renewal options. The Company evaluates the renewal terms based on their operating requirements. Generally, the Company does not consider any additional renewal periods to be reasonably certain to be exercised. For the year ended December 31, 2021, rent expense under the leases was approximately $183,773.

The following is a maturity analysis due under operating lease liabilities as of December 31, 2021:

Year Ending December 31,	Operating
2022	$ 154,783
2023	126,200
	280,983
Less effects of discounting	(6,664)
Lease Liability Recognized	$ 274,319

Other Information

As of December 31, 2021, the weighted-average remaining lease term for all operating leases is 1.84 years.

The weighted-average discount rate associated with operating leases as of December 31, 2021 is 2.52%.

Cash paid for amounts included in the measurement of lease liability:

Operating cash flows from operating leases	$ 185,798

10 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the SEC and administered by FINRA. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. FINRA may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1, and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2021, the Company's net capital under the uniform net capital rule was $647,817, which exceeded the minimum capital requirements by $547,817. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021, was .2 to 1.

11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

The company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledge on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

12 - RISKS AND UNCERTAINTIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management, no claims presently exist which, after final disposition, would result in a financial impact that would be material to the annual financial statements.

The Company's operations may be affected by the ongoing outbreak of the Coronavirus Disease. The disruption to the Company's revenue, caused by the outbreak, is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations and cash flows. While a great amount of uncertainty exists, management is confident that the Company has enough funds in reserve to sustain operations. The Company has been carefully monitoring the situation and evaluating different options during this time. No adjustments have been made to these financial statements as a result of this uncertainty.